UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response 2.50
Washington, D.C. 20549	SEC FILE NUMBER

1-13463
FORM 12b-25
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K or Form 10KSB         ☐ Form 20-F         ☐ Form 11-K
☒ Form 10-Q or Form 10QSB         ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIO-key International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3349 Highway 138, Building D, Suite B
Address of Principal Executive Office (Street and Number)

Wall, NJ 07719
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Report on Form 10-QSB for the fiscal quarter ended March 31, 2006 by the prescribed date of May 15, 2006 without unreasonable effort or expense because it needs additional time to complete the presentation and analysis of its financial statements in the Report. The Company intends to file its Report on or prior to the prescribed extension date.

PART IV — OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Francis J. Cusick	508	486-4119
(Name)	(Area Code)	(Telephone Number)

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes   ☐ No

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, as amended, the Company determined, as a result of our review and communications with the Securities and Exchange Commission, that a restatement of our previously reported financial information was required, in part, due to our further consideration of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” in evaluating whether there were any embedded derivative instruments contained in our outstanding convertible term notes and  the correct classification of such notes. Accordingly, we have restated our previously reported financial information for the years ended December 31, 2003 and 2004 and our previously reported unaudited financial statements for the first, second and third quarters of 2003, 2004 and 2005. A reasonable estimate of the Company’s actual results of operations for the fiscal quarter ended March 31, 2006 cannot be made at this time because the review of the Company’s financial statements has not been completed.

BIO-key International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2006	By:	/s/ Francis J. Cusick
Francis J. Cusick
	Title:	Chief Financial Officer